

Mail Stop 3561

May 8, 2009

Mr. Peter Horak
Chief Executive Officer
Cosmo Communications Corporation
Unit 2-55 Travail Road
Markham, Ontario, Canada

> **Re: Cosmo Communications Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed June 30, 2008**
> **Form 10-K/A for the Fiscal Year Ended March 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the Quarter Ended December 31, 2008**
> **Filed February 17, 2009**
> **File No. 0-11968**

Dear Mr. Horak:

       We have reviewed the responses in your letters filed on December 11, 2008 and March 2, 2009 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that certain of our comments below request that you amend your filings. Where an amendment is requested, please ensure that you follow the guidance in Rule 12b-15 of the Exchange Act Rules. Please note that you should provide a brief explanation to your readers of why the filing is being amended, you must set forth the complete text of each Item being amended, and you must provide new certifications from your principal executive officer and principal financial officer.

Form 10-K/A for the Fiscal Year Ended March 31, 2008

Item 9A. Controls and Procedures, page 46

2.   We read in your response to comment 3 from our comment letter dated November
        13, 2008 that you do not believe that your failure to include management's report
        on internal control over financial reporting in your Form 10-K for the fiscal year
        ended March 31, 2008 impacts your conclusions regarding the effectiveness of
        your disclosure controls and procedures for the fiscal year ended March 31, 2008.
        It is unclear to us how you reached this conclusion. Specifically, we note that
        disclosure controls and procedures include procedures designed to ensure that
        information required to be disclosed by you in your periodic reports is included in
        those reports within the time periods specified by the SEC's rules and forms. As
        our rules and forms specified that your Form 10-K should have included
        management's report on internal control over financial reporting, yet your
        controls and procedures did not enable you to provide this required disclosure in a
        timely manner, it appears that you did not have effective disclosure controls and
        procedures. If you continue to believe that your disclosure controls and
        procedures were effective, please provide us with a detailed explanation of how
        you were able to reach this conclusion in spite of the fact that your Form 10-K
        excluded this required disclosure. Otherwise, please amend your Form 10-K to
        revise your conclusion.

Exhibits 31.1 and 31.2

3.   Please amend your filing so that your certifications read exactly as set forth in
        Item 601(b)(31) of Regulation S-K. Specifically, your certifications do not
        include the complete introductory language of paragraph 4 and the language of
        paragraph 4(b). Additionally, please note that these certifications must be
        updated as of a recent date.

Form 10-Q for the Quarter Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 9

4.   We note your results of operations discussion for the quarter ended December 31,
        2008 and for the quarter ended December 31, 2007; however, you did not discuss
        your results of operations for the nine months ended December 31, 2008 and for
        the nine months ended December 31, 2007. Please ensure that all future filings
        discuss material changes in your results of operations for your most recent fiscal
        year-to-date period for which an income statement is provided and the
        corresponding year-to-date period of the preceding fiscal year. Refer to Item
        303(B) of Regulation S-K.

<u>Exhibits 31.1 and 32.2</u>

5.   Similar to the comment above on your Form 10-K/A, please amend your filing so that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K. Specifically, your certifications do not include the complete introductory language of paragraph 4 and the language of paragraph 4(b). Additionally, please note that these certifications must be updated as of a recent date.

*   *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief